Evome Medical Technologies Announces Biodex Generated 100% Sales Growth Comparing April 2024 to
January 2024, Plans to Shed Remaining Non-Core Units to Pay Off Remaining Acquisition Debt

Posting Q1 Financials, Provides Updates on Strong Q2

New York, New York, May 30, 2024 - Evome Medical Technologies Inc. (the "Company" or "Evome") (TSXV: EVMT) today reported continued progress on its turn-around plan. Evome has grown revenue at its core business unit, Biodex Medical Systems, Inc. ("Biodex"), while reducing total debt significantly for the third straight quarter.

The Company announced it generated 100% revenue growth in its Biodex business unit in April 2024 compared to January 2024 as a result of the final reorganization of Biodex in January 2024. While the retooling impacted the unaudited financial results for the first quarter ending March 31, 2024, to be filed today, the Company is providing details indicating a strong second quarter to date.

In terms of revenue growth initiatives, the Company announces that Biodex's distribution partner, Veterans Medical Supply Inc. ("VMS"), has submitted clinical data and price quotes to the Veterans Health Administration (the "VHA") of the U.S. Department of Veterans Affairs. The Company has also executed a non-binding term sheet (the "Term Sheet") with a Swiss-backed distribution company (the "China Market Distributor") focused on the China market, as well other smaller markets in Asia (excluding Japan and South Korea).

Year-to-Date Preliminary Debt Reduction Summary (January to April) (unaudited)

  16% reduction in senior, secured debt
  29% reduction in first position acquisition debt (before interest)
  5% reduction in unsecured, subordinated acquisition debt (before interest)

A Return to a Stronger Balance Sheet: Preliminary Snapshot as of April 30, 2024 (unaudited)

The reduction of debt this year positions Evome to potentially eliminate its total acquisition debt burden subject to the sale, and sale price, of one of its non-core units, DaMar Plastics Manufacturing, Inc. ("DaMar").

Current Assets (Cash + A/R + Inventory less A/P + Accrued Expenses)	US$8.27M
Estimated Value of DaMar (see assumptions below) (non-GAAP)	US$9.85M
Total Assets (non-GAAP)	US$18.12M

Senior Secured (Asset-Based Loan) and Working Capital Debt	US$5.76M
Acquisition Debt	US$10.11M
Total Debt	US$15.87M

Assets in Excess of Above Debt (non-GAAP)	US$2.25M

While the management team continues to plan to use its asset-based loan facility, as cash flow from operations grows, the Company plans to reduce its debt in the coming quarters.

Growing Demand for Biodex Products

Biodex has executed a Term Sheet with the China Market Distributor, led by a team with over a decade of experience selling Biodex products in China.

Pursuant to the Term Sheet, Biodex would receive licensing fees adjusted based on certain volumes, with an initial downpayment of US$400,000. This arrangement has the potential to significantly increase nominal earnings contributions from this region in the coming years.

The Company has agreed, subject to execution of a definitive agreement, to grant exclusive rights to the China Market Distributor to sell Biodex products in the entire Asian market, excluding Japan or South Korea. These rights include technology transfer to adapt Biodex products to local regulatory and market needs.

Additionally, the Company has received an initial purchase order from VMS, in advance of a potential sale of its System 4 Pro, Gait Trainer Music Assisted Therapy and Balance SD products to the VHA. The VHA is the largest integrated health care system in the United States, providing care at 1,321 health care facilities, including 172 VA Medical Centers and 1,138 outpatient sites of care of varying complexity (VHA outpatient clinics) to over 9 million Veterans enrolled in the VA health care program1.

Streamlined Operations at Biodex to Meet Growing Demand

Highlight: April 2024 revenues were double that of January 2024

As the core unit of Evome, Biodex has strong growth potential. The business has growing demand for its products in current and new potential markets, including China and in the U.S. with the VHA.

In January 2024, Evome's CEO, Mike Seckler, made the decision to revamp the operations of the Company, including with suppliers and contract manufacturing clients, which impacted first quarter revenues and profitability. However, as a result of this action, preliminary April 2024 revenues were double that of January 2024. January gross margins were 32% and April gross margins were 36% as a comparison.

Going forward, the Company expects to have a strong second quarter generating positive Adjusted EBITDA (defined below).

"With many of the divestment and cost cutting parts of the turn-around plan behind us, we are now focused on the growth phase of the turnaround plan," said CEO Mike Seckler. "By the end of the second quarter, Evome will truly be a new company. In less than a year, we were able to decrease costs, increase Biodex revenue and divest non-core assets to reduce our debt. With our debt issues largely contained, we can focus on adding cash to the balance sheet from generating profits, as well as launching our new products in new and current markets. I look forward to introducing the new Evome to the markets with our update call next week and then with face-to-face meetings over the summer."

"As for our core asset Biodex, we have seen the results of our January retooling with great sales growth for the first four months of the year," continued Mr. Seckler. "With the introduction of our Reactive Step Trainer, I see further growth ahead. I am gratified to see our first purchase order from VMS for the RST product we launched earlier in the year. I believe our veterans can benefit greatly from all of our products, especially the RST."

Mike Seckler
Chief Executive Officer
Tel: 1 (800) 760-6826

Email: Info@Salonaglobal.com

___________________________

1 https://www.va.gov/health/aboutvha.asp#:~:text=The%20Veterans%20Health%20Administration%20(VHA,Veterans%20enrolled%20in%20the%20VA

Cautionary Statements

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Unless otherwise specified, all financial information is presented in Canadian dollars ("$", "dollars" and "C$").

There can be no assurance that any non-core disposition (including the disposition of DaMar contemplated herein) will be completed or the sale price or timing of any disposition. Completion of any transaction will be subject to, amongst other things, negotiation and execution of definitive agreements, and applicable director, shareholder and regulatory approvals. The estimate of a potential sale price for DaMar is based on it being acquired in September 2022 for US$5.8M and it has generated annual revenue growth of 19% when comparing Q4 2022 revenue of US$1,510,853 to Q4 2023 revenue of US$1,799,772. As a result of this growth and projected continued growth, the Company has determined that a reasonable estimated market value of DaMar is $9.85M.

Certain statements contained in this press release constitute "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. These statements can be identified by the use of forward-looking terminology such as "expects" "believes", "estimates", "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", and "anticipate", and similar expressions as they relate to the Company, including: the financial results of the second quarter; the Company successfully disposing of any non-core units, including, without limitation, DaMar and the use of such proceeds; the amount of acquisition debt the Company would be able to eliminate upon the sale of DaMar; the Company planning to reduce its debt in the coming quarters; the potential revenue growth as a result of the Company's relationship with VMS and potential relationship with the China Market Distributor; the final terms of a relationship with the China Market Distributor; and the Company launching new products in new and current markets. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the completion of normal quarter and year end accounting procedures and adjustments not resulting in any material differences; the Company successfully identifying a buyer for a non-core business and negotiating and closing a sale; DaMar selling for at least $9.85M; the Company and the China Market Distributor successfully negotiating and executing definitive agreements; and the Company having the necessary capital to complete its business objectives. The Company cautions that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include but are not limited to the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; ongoing or new disruptions in the supply chain, the extent and scope of such supply chain disruptions, and the timing or extent of the resolution or improvement of such disruptions; the ability to implement business strategies and pursue business opportunities; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which  the Company is exposed; the failure of third parties to comply with their obligations to  the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the United States; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; as well as those risk factors discussed or referred to in the Company's disclosure documents filed the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to "Adjusted EBITDA" which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company's presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This non-GAAP financial measure assists the Company's management in comparing its operating performance over time because certain items may obscure underlying business trends and make comparisons of long-term performance difficult, as they are of a nature and/or size that occur with inconsistent frequency or relate to discrete acquisition plans that are fundamentally different from the ongoing operating plans of the Company. The Company's management also believes that presenting this measure allows investors to view the Company's performance using the same measures that the Company uses in evaluating its financial and business performance and trends. "Adjusted EBITDA" is defined as net operating loss excluding depreciation of property and equipment, amortization of right-of-use asset, amortization of intangible asset, severance expense due to restructuring, and stock-based compensation.

Preliminary Financial Metrics

This press release contains certain pre-released financial metrics. The financial metrics contained in this press release are preliminary and represent the most current information available to the Company's management, as financial closing procedures for the second quarter ended June 30, 2024 are not yet complete. The Company's actual consolidated financial statements for such period, and for the year ended December 31, 2024, may result in material changes to the financial metrics summarized in this press release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal quarter and year end accounting procedures and adjustments, and also what one might expect to be in the final consolidated financial statements based on the financial metrics summarized in this press release. Although the Company believes the expectations reflected in this press release are based upon reasonable assumptions, the Company can give no assurance that actual results will not differ materially from these expectations.